Hennessy Capital Acquisition Corp.
10 South Wacker Drive, Suite 3175
Chicago, IL 60606

December 12, 2013

VIA EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hennessy Capital Acquisition Corp.
Amended Draft Registration Statement on Form S-1
Submitted November 21, 2013
CIK No. 1589526

Dear Mr. Reynolds:

Hennessy Capital Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 6, 2013, regarding its amended draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on November 21, 2013.

Changed pages to be included in Amendment No. 2 to the Form S-1 (“Amendment No. 2”) are included as Exhibit A reflecting changes to the Form S-1 submitted on November 21, 2013.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

The Offering, page 7

Redemption of warrants, page 9

1.
We note your response to prior comment 4 in our letter dated November 14, 2013. Please provide us your analysis of how the warrant redemption agreement described in your response will not contravene Regulation M during the distribution/restricted period in connection with the company’s IPO in light of the Key Hospitality Acquisition Corp. no-action letter (avail. October 12, 2005), at http://www.sec.gov/divisions/marketreg/mr-noaction/keyhosp101205.htm.

We respectfully advise the Staff that we do not believe the issues in the Key Hospitality Acquisition Corp. (“Key Hospitality”) no-action letter are applicable to our offering. Specifically, in Key Hospitality, the company’s directors, special advisors and lead underwriter entered into agreements at the time of its initial public offering to purchase the company’s outstanding public warrants within a short period following Key Hospitality’s consummation of its initial public offering. Those agreements could constitutes a bid for a covered security during the restricted period following the company’s initial public offering and result in manipulative conduct by offering participants and their affiliated purchasers that Regulation M was intended to preclude.

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By contrast, the warrant redemption by the Company will not commence until the distribution/restricted period is already completed. Specifically, the warrant agreement provides that the warrant redemption may not commence until the warrants issued in this offering become exercisable. The warrants do not become exercisable until the later of (i) 30 days after the completion of our initial business combination, and (ii) 12 months from the closing of this offering. Accordingly, the warrant redemption would not commence for at least one year following this offering, which is a substantial period following the completion of the distribution/restricted period.

Permitted purchases of public shares by our affiliates, page 16

2.	We note in your response to prior comment 7 that you will adopt an insider trading policy. Please disclose whether you plan to make these purchases pursuant to a Rule 10b5-1 plan. If not, explain why.

We have revised Amendment No. 2 in response to the Staff’s comment.

Use of Proceeds, page 56

3.
We refer to your response to prior comments 9 and 15. It is unclear why you have not provided disclosure regarding the financial advisory fee in the use of proceeds table. Please also provide such disclosure as previously requested. Also, it remains unclear what advisory services will be provided for such fee. Please clarify.

We have revised Amendment No. 2 to delete the references to a financial advisory fee.

4.
Given your business acquisition strategy, it is unclear why you do not know what a market standard advisory fee would be. Please provide an analysis of the range of fees that may be customary given the potential transactions you may enter into in connection with your initial business combination. Provide support for your position that any such fees are market standard. Tell us how you will determine whether any fee paid will be customary in those circumstances. Add appropriate risk factor disclosure.

We have revised Amendment No. 2 to delete the references to a financial advisory fee.

Permitted purchases of our securities, page 81

5.
We note your response to prior comment 6. Please explain to us why the revised disclosure in this section does not include the sentence found on page 16, which states: “[h]owever, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions.”

We have revised Amendment No. 2 to add the sentence referenced in the Staff’s comment.

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6.
The fifth paragraph discloses the possibility of privately negotiated purchases occurring following the “mailing of proxy materials in connection with our initial business combination” (i.e., presumably during the Regulation M restricted period). Please provide us your analysis of how such purchases will not violate Regulation M if such purchases will occur after the mailing of the proxy materials.

We hereby advise the Staff that the Company will not make such privately negotiated purchases if such purchases would violate Regulation M. In Division of Market Regulation Staff Legal Bulletin No. 9 (“SLB”), the Staff noted that the restricted period under Regulation M begins on the day the proxy solicitation materials are mailed to shareholders and continues through the end of the period in which the target shareholders can vote on the merger or exchange (assuming no additional valuation period). In the event the Company enters into an initial business combination with a private company (as is typical for SPACs), the target would likely obtain the written consent of its shareholders prior to the execution of the business combination agreement. In such event, the restricted period would terminate upon obtaining the written consent of the target’s shareholders and the target would not mail proxy solicitation materials to its shareholders. In any event, the Company will only make privately negotiated purchases once the restricted period has terminated.

We further advise the Staff that the proxy materials referenced in the Staff’s comment are the documents that the Company will mail to its stockholders to obtain their approval for the initial business combination as well as to provide them with the opportunity to redeem their shares. However, the Staff stated in the SLB that the restricted period is based solely on the target company's shareholder vote – and not the acquiror’s shareholder vote. Thus, any private negotiated purchases by the Company following the mailing of proxy solicitation materials to its stockholders would not occur in the restricted period since by that time, the target shareholders will have already approved the business combination. Since the distribution period will have terminated, the purchases by the Company will not violate Regulation M. In the event the target mails proxy solicitation materials to its shareholders to approve the business combination, the Company will not make any purchases following the mailing of such materials. We have revised Amendment No. 2 to clarify the applicability of Regulation M to such purchases.

7.
The sixth paragraph begins with the sentence, “[t]he foregoing open market purchases . . .;” however, the preceding paragraph only addresses privately negotiated purchases (not open market purchases). In addition, the paragraph should be revised to read instead, “Any open market purchases by our sponsors, officers, directors and/or their affiliates who are “affiliated purchasers” under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18 . . ..” To avoid potential confusion, please also delete the language in this paragraph that attempts to describe the rule requirements.

We have revised Amendment No. 2 in response to the Staff’s comment.

Comparison of redemption or purchase prices . . ., page 90

8.
The disclosure under “Other Permitted Purchases of Public Shares by our Affiliates” on page 91 mentions both privately negotiated and open market purchases by their sponsors, directors, officers, advisors, etc. However, you also state that “[t]here is no limit to the prices that our sponsor, directors, officers, advisors or their affiliates may pay in these transactions.” Please provide us your analysis of how such purchases (without any price limit) will not violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act (since presumably they would not qualify for the safe harbor under Rule 10b-18).

We have revised Amendment No. 2 in response to the Staff’s comment.

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Certain Relationships and Related Party Transactions, page 112

9.
We note your disclosure in response to prior comment 17. Please provide disclosure of the risks relating to the payment of out of pocket expenses and advisory fees under separate sub-captions that adequately describe such risks.

We have revised Amendment No. 2 in response to the Staff’s comment.

Exhibits

10.	We note you have submitted forms of certain agreements. Please file final executed and dated versions of any material agreements prior to requesting effectiveness.

We hereby advise the Staff that we will file substantially final versions of our material agreements prior to requesting effectiveness. Please note, however, that certain of our material agreements (e.g., the underwriting agreement, letter agreements and warrant agreement) will not be executed until the pricing of the offering, which will occur subsequent to effectiveness of the Registration Statement. Accordingly, we will file the final executed and dated versions of such agreements in a Form 8-K no later than four business days following the execution of such agreements.

***

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Douglas Ellenoff, Esq. at ellenoff@egsllp.com and Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or to reach them by telephone at (212) 370-1300.

Very truly yours,

HENNESSY CAPITAL ACQUISITION CORP.

By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy
Chairman and Chief Executive Officer

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Exhibit A

Changed Pages

the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post

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business combination company, depending on valuations ascribed to the target and us in the business combination transaction. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test, provided that in the event that the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

Permitted purchases of public shares by our affiliates

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our initial stockholders, directors, executive officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Subsequent to the consummation of this offering, we will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material nonpublic information and (ii) to clear all trades with our legal counsel prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either enter make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject half share, for a purchase price of $5,500,000 (or $6,062,500 if the over-allotment option is exercised in full), or $0.50 per warrant, that will also be worthless if we do not complete a business combination. In addition, between 625,000 and 718,750 founder earnout shares (depending on the extent to which the underwriters' over-allotment option is exercised) will be subject to forfeiture as described elsewhere in this prospectus.

The founder's shares are identical to the shares of common stock included in the units being sold in this offering. However, the holders have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination.

~~Additionally, at the closing of our initial business combination, we may pay a customary financial advisory fee to a third party and our sponsor, or an affiliate of our sponsor, in an amount that, together constitutes a market standard financial advisory fee for comparable transactions. Furthermore, our sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf.~~

The personal and financial interests of our executive officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination.

Since our sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if our business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

At the closing of our initial business combination, our sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf. These financial interests of our sponsor, executive officers and directors may influence their motivation in identifying and selecting a target business combination and completing an initial business combination.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders' investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete our business combination. We have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per-share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Stockholders may not have the ability to approve our initial business combination

We may conduct redemptions without a stockholder vote pursuant to the tender offer rules of the SEC. However, we will seek stockholder approval if it is required by law or applicable stock exchange rule, or we may decide to seek stockholder approval for business or other legal reasons. Presented in the table below is a graphic explanation of the types of initial business combinations we may consider and whether stockholder approval is currently required under Delaware law for each such transaction.

Type of Transaction	Whether Stockholder Approval is Required
Purchase of assets	No
Purchase of stock of target not involving a merger with the company	No
Merger of target into a subsidiary of the company	No
Merger of the company with a target	Yes

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Under NASDAQ's listing rules, stockholder approval would be required for our initial business combination if, for example:

we issue common stock that will be equal to or in excess of 20% of the number of shares of our common stock then outstanding;

any of our directors, officers or substantial shareholders (as defined by NASDAQ rules) has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target business or assets to be acquired or otherwise and the present or potential issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more; or

the issuance or potential issuance of common stock will result in our undergoing a change of control.

Permitted purchases of our securities

In the event we seek stockholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares in such transactions. They will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. Subsequent to the consummation of this offering, we will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material nonpublic information and (ii) to clear all trades with our legal counsel prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either enter make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

In the event that our sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of such purchases would be to (i) vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or (ii) to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our business combination, where it appears that such requirement would otherwise not be met. This may result in the completion of our business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public "float" of our common stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our sponsor, officers, directors and/or their affiliates anticipate that they may identify the stockholders with whom our sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling

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stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination. Our sponsor, officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M and the other federal securities laws.

~~The foregoing open market~~Any purchases by our sponsor, officers, directors and/or their affiliates who are "affiliated purchasers" under Rule 10b-18 under the Exchange Act will ~~comply~~only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. ~~For instance, the total volume of open market purchases of common stock on any single day must not exceed the lesser of (i) 25% of the average daily trading volume of our common stock during the four calendar weeks preceding the week in which the purchases are effectuated and (ii) our average daily Rule 10b-18 purchases during the three full calendar months preceding the date the purchases are effectuated. Similarly, the purchase price cannot exceed the highest independent bid or the last independent transaction price of our common stock, whichever is higher, at the time the purchases are effectuated.~~ Our sponsor, officers, directors and/or their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Redemption rights for public stockholders upon completion of our initial business combination

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding months from the closing of this offering but have not completed the initial business combination within such 21-month period).

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	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price	Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a stockholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a stockholder vote. In either case, our public stockholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination (which is initially anticipated to be $10.00 per share), including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause our net tangible assets to be less than $5,000,001 and any limitations (including but not limited to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.	If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination. ~~There is no limit to the prices that our sponsor, directors, officers, advisors or their affiliates may pay in these transactions~~Such purchases will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. None of the funds in the trust account will be used to purchase shares in such transactions.	If we are unable to complete our business combination within 21 months from the closing of this offering (or 24 months, as applicable), we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account (which is initially anticipated to be $10.00 per share), including interest (less up to $50,000 of interest to pay dissolution expenses, which interest shall be net of taxes payable) divided by the number of then outstanding public shares.

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	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination